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CONFIDENTIAL

December 18, 2020

CONFIDENTIAL SUBMISSION VIA EDGAR

Securities and Exchange Commission

Office of Technology

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mitchell Austin, Kathleen Collins, Eiko Yaoita Pyles and Jan Woo

Re:	TELUS International (Cda) Inc.
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted November 30, 2020
CIK No. 0001825155

Ladies and Gentlemen:

On behalf of TELUS International (Cda) Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as contained in your letter dated December 15, 2020 (the “Comment Letter”) to the Company regarding the Company’s above-referenced amendment to the draft registration statement (CIK No. 0001825155) on Form F-1, confidentially submitted to the SEC on November 30, 2020 (“Amendment No. 1”).

To facilitate your review of the Company’s responses, we have repeated each of your comments in italics followed immediately by the response of the Company to that particular comment. Simultaneously with the transmission of this letter, the Company is confidentially submitting via EDGAR its Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”), responding to the Staff’s comments and including certain other revisions and updates. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in Amendment No. 2. Page numbers in the text of the Company’s responses correspond to page numbers in Amendment No. 2.

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SHEARMAN.COM
Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

Industry and Market Data, page 63

1.	Disclosure states that the Everest Group Report is not intended to be, and must not be, taken as the basis for an investment decision and it may not be used or relied upon in evaluating the merits of any investment, or in taking or not taking any action. Please note that you are responsible for all of the disclosure in this registration statement and should not include language that can be interpreted as a disclaimer of information you have chosen to include. Please revise.

In response to the Staff’s comment, the Company has revised its disclosure on page 70 of the Amendment No. 2.

Capitalization, page 66

2.	Please revise to exclude cash and cash equivalents from the calculation of the total capitalization line item. Similarly, remove such reference in footnote (3). Refer to Item3.B of Form 20-F.

In response to the Staff’s comment, the Company has revised its disclosure on page 74 of the Amendment No. 2.

Unaudited Pro Forma Condensed Combined Consolidated Financial Information, page 74

3.	Please explain further adjustment 4(a) and specifically address why you are reversing $23 million of transaction expenses that were recorded in 2020 and including such expenses in 2019. Also, revise to disclose any items that will not recur in income beyond 12 months after the acquisition. Refer to Article 11-02(a)(11)(i) of Regulation S-X.

The pro forma condensed combined consolidated financial information in Amendment No. 1 reflected the acquisitions of Competence Call Center (“CCC”) and in Amendment No. 2 the pro forma condensed combined consolidated financial information also reflects the probable acquisition of Lionbridge AI, a business that the Company entered into an agreement to acquire on November 6, 2020, as described in Amendment No. 2.  In each case, the pro forma condensed combined consolidated financial information gives effect to the acquisitions as if they occurred on January 1, 2019, the first day of the Company’s fiscal year ended December 31, 2019.  The adjustments identified in Note 3(a) and 4(a) in Amendment No. 2 reverse the transaction expenses associated with the acquisitions of CCC and Lionbridge in the period actually incurred to be reflected as if they were incurred in 2019. The Company believes that this presentation is more accurately reflective of the overall pro forma presentation of the Company as it recognizes the expenses directly associated with the acquisitions in the period where the acquisitions are deemed to have occurred in accordance with the provisions of the new rules for pro forma financial information.

In response to the Staff’s comment to disclose any items that will not recur in income beyond the 12-month period following the acquisitions, the Company has revised its disclosure in the notes to the Pro Forma Condensed Combined Consolidated Financial Information on pages 92 to 99.

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TELUS International Financial Statements for the Nine Months Ended September 30, 2020

Note 16. Share Capital, page F-32

4.	We note your response to prior comment 19. Please explain further your reliance on a September 2019 valuation for the January 29, 2020 share issuances to related parties. Tell us whether you adjusted the September valuation to factor in any updated fourth quarter financial information or events within the company and the impact of the pending CCC acquisition. If you did not update the September valuation for your related-party issuances, please explain why. Also, tell us how you considered the valuation for the January 31, 2020 sale of Class E common stock in valuing the sale of shares to Telus Corp and Baring Private Equity. In this regard, you state that such shares were valued based on arm's length negotiations. Refer to IFRS 13.39.

The Company entered into the agreement related to the acquisition of CCC on December 4, 2019, which was completed on January 31, 2020.  As part of the Company’s consideration of and planning for the funding of the acquisition of CCC, the Company received commitments from its principal shareholders to provide a portion of the CCC purchase price through a subscription of additional Class A and Class B common shares.  The common share valuation for the subscription by the principal shareholders was determined, as described in the Company’s letter to the Staff in connection with it submission of Amendment No. 1, with reference to the mid-point of the most recent third-party valuation, which was dated as of September 30, 2019.

At the time of its agreement to acquire CCC, the Company entered into an agreement with certain former shareholders of CCC for their subscription for Class E common shares of the Company, which closed after the closing of the acquisition of CCC. The subscription agreement provided the amount of the subscription and the number of Class E common shares that were to be issued in connection with the subscription, which provided for a per Class E common share valuation of $62.10.  As described in the Company’s letter to the Staff in connection with its submission of Amendment No. 1, the valuation was the result of extensive arm’s length contractual negotiations between the Company and these former shareholders of CCC. It did not rely on the valuation used in connection with the subscription by the principal shareholders. Similarly, the valuation for the subscription of the principal shareholders was not made with reference to the subscription by former shareholders as the commitment by principal shareholders made to subscribe for common shares in connection with the proposed acquisition of CCC was made in advance of the negotiations that the Company entered into with the former shareholders of CCC.  At the time of the commitment made by the principal shareholders, the Company believed that the September 30, 2019 valuation was an appropriate basis on which to secure the commitment.

The Company considered whether the difference between the valuation underlying the subscription by the principal shareholders and the one made by the former shareholders of CCC should have been reflected differently in the share capital recognized by the Company in either transaction.  As suggested by the Staff, the Company considered the application of IFRS 13.39 noting that the Company’s shares are not quoted on any exchange or other trading market and as there are no specific characteristics among the different classes of the Company’s common shares that would be factored into any valuation. The Company notes that IFRS does not provide measurement guidance for related party transactions and does not preclude measurement of issuance of equity at the exchanged amount other than when such issuance is for goods or services under IFRS 2 Share-Based Payment. Accordingly, IFRS 13 Fair Value Measurements is not applicable to a common share issuance to the principal shareholders. The Company, therefore, respectfully submits that recording the share capital subscription at its exchange value is appropriate and that the Company has provided disclosure of the transaction in its consolidated financial statements in accordance with IAS 24 Related Parties. The Company respectfully submits that the share subscriptions described above, even though they were made at or near the same time at different valuations, have been properly recognized in the Company’s consolidated financial statements at the value of the cash received and common shares issued in exchange.

TELUS International (Cda) Inc. Financial Statements for the Year Ended December 31, 2019

Note 15. Provisions, page F-84

5.	We note that as a result of changes in the estimates underlying the provision for the written put option with Xavient, you recorded a $10 million reversal to such provision. Please tell us how you determined the amount of such reversal and revise your disclosures to include a discussion of the major assumptions made and methodologies used in accounting for the put options. In your response, please tell us how you considered any negotiations to settle the put option and the ultimate settlement in April 2020 in your analysis and clarify for us the timing of such discussions. Lastly, please explain your classification of the reserve reversals with total operating revenue in your consolidated statements of income and other comprehensive income and the specific guidance you relied upon.

In February 2018, the Company acquired a controlling interest in Xavient Digital LLC (“Xavient”) and provided a written put option to the remaining Xavient shareholders to allow the Company to acquire the remaining non-controlling interest in Xavient. As the put option is a contract that contains an obligation for an entity to purchase its own equity instruments for cash, the put option is accounted for as a financial liability and measured at the present value of its redemption amount upon initial recognition in accordance with IAS 32.23 Financial Instruments: Presentation and at amortized cost at each reporting date in accordance with IAS 39 Financial Instruments: Recognition and Measurement (and as amended by IFRS 9 Financial Instruments). The redemption amount is determined by reference to the exercise price of the put option, which is determined pursuant to the terms of the Xavient acquisition agreement. The Xavient acquisition agreement provides that the exercise price is calculated on the basis of the trailing twelve-month EBITDA prior to the contractual settlement date of the put option, multiplied by 8.5 and subject to other minor adjustments.

In connection with the acquisition of the controlling interest in Xavient, the Company established a provision of $145.5 million reflecting the value of the put option. As part of its accounting for the year ended December 31, 2019, the Company made an assessment of whether a reversal to the provision established for the put option should be recorded, which would be determined solely by reference to exercise price calculation, as described above. Therefore, significant judgment would not be involved in the calculation of the amount of any reversal of the redemption amount of the put option for the year ended December 31, 2019. For purposes of determining the amount of any reversal, the Company used the then most current full year 2020 EBITDA forecast for the Xavient business (“EBITDA forecast”). As a result of this calculation, the Company recorded a reversal of $10.0 million of the established provision for the put option as a result of revaluation of the liability.

At the time of this calculation of the reversal, an early settlement of the put option was not contemplated by the parties. Subsequently, in April 2020, the parties mutually agreed to an early settlement of the put option at a price that was lower than the exercise price that was calculated at December 31, 2019 based on the EBITDA forecast. The lower price was the result of a number of factors, including the early settlement of the put option and general business uncertainty due to the COVID-19 pandemic.

The classification of the reversal amount in the consolidated statement of income and other comprehensive income for the year ended December 31, 2019, was determined in accordance with the guidance in IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements. It is presented as other income separate from revenue derived from contracts with customers.

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We thank the Staff in advance for its consideration of Amendment No. 2 and hope the Staff finds that the foregoing answers are responsive to its comments. If you should have any questions or further comments with respect to Amendment No. 2, please do not hesitate to contact me at (212) 848-8414.

Yours very truly,

/s/ Lona Nallengara

Lona Nallengara

cc:	Jeffrey Puritt, TELUS International (Cda) Inc.
Vanessa Kanu, TELUS International (Cda) Inc.
Janesh Patel, TELUS International (Cda) Inc.
David So, TELUS International (Cda) Inc.
Jason Lehner, Shearman & Sterling LLP
Daniel Yao, Shearman and Sterling LLP

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